SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A notice of extraordinary general meeting of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 31, 2009.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE IS HEREBY GIVEN that the extraordinary general meeting (“Extraordinary General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) will be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Thursday, 15 October 2009 at 9:00 a.m. for the following purposes:

By way of ordinary resolution:

”THAT, as set out in the circular dated 31 August 2009 issued by Sinopec Corp. to its shareholders (the “Circular”):

(a)	the Mutual Supply Agreement Amendments, the Major Continuing Connected Transactions and its caps for the three years ending on 31 December 2012 be and are hereby approved;

(b)	the Non-Major Continuing Connected Transactions be and are hereby approved; and

(c)
Mr. Wang Xinhua, the Chief Financial Officer of Sinopec Corp., be and is hereby authorized to sign or execute such other documents or supplemental agreements or deeds on behalf of Sinopec Corp. and to do such things and take all such actions pursuant to the relevant board resolutions as necessary or desirable for the purpose of giving effect to the above resolution with such changes as he (or she) may consider necessary, desirable or expedient.”

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 31 August 2009

Notes:

1.	Resolution details

The resolution details have been contained in the circular of Sinopec Corp. dated 31 August 2009.

2.	Eligibility for attending the Annual General Meeting

Holders of Sinopec Corp.´s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Monday, 14 September 2009 are eligible to attend the Extraordinary General Meeting.

3.	Proxy

(1)
A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.	Registration procedures for attending the Annual General Meeting

(1)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(2)
Holders of H Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Thursday, 24 September 2009.

(3) Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

5.	Closure of Register of Members

The register of members of Sinopec Corp. will be closed from Tuesday, 15 September 2009 to Thursday, 15 October 2009 (both days inclusive).

6.	Procedures for demanding a poll to vote on resolutions

Subject to the rules of the stock exchanges to which the shares of Sinopec Corp. are listed, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

(1)	the chairman of the meeting;

(2)	at least two shareholders present in person or by proxy entitled to vote thereat; or

(3)	one or more shareholders present in person or by proxy and representing 10%o or more of all shares carrying the right to vote at the meeting singly or in aggregate.

Unless a poll is demanded, a declaration shall be made by the chairman that a resolution has been passed on a show of hands. The demand for a poll may be withdrawn by the person who demands the same.

7.	Resolution for approved by independent shareholders

The above resolution is a resolution which requires the approval by independent shareholders under the Hong Kong Listing Rules. China Petrochemical Corporation and its associations (as defined under the Hong Kong Listing Rules) will abstain from voting.

8.	Other Business

	(1)	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2)	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at:

46th Floor, Hopewell Centre
183 Queen´s Road East
Hong Kong

(3)	The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at:

72 Pu Jian Road
Pudong District
Shanghai

(4)	The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District
Beijing 100728
The People´s Republic of China Telephone
Contact Tel. No.:
(+86) 10 5996 0114
Facsimile No.:
(+86) 10 5996 0111 (+86) 10 5996 0222
Investors´ Hotline:
(+86) 10 5996 0028
Investors´ Facsimile No.:
(+86) 10 5996 0386

As at the date of this notice, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: August 31, 2009